SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
 (Mark One):
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

       For the fiscal year ended December 31, 2004

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ____________ to ____________

                       Commission file number:  0-19133

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FIRST CASH 401(k) PROFIT SHARING PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     FIRST CASH FINANCIAL SERVICES, INC.
                          690 East Lamar, Suite 400
                           Arlington, Texas  76011

                    FIRST CASH 401(k) PROFIT SHARING PLAN

                                    INDEX



 Report of Independent Registered Public Accounting Firm

 Financial Statements:
  Statements of Net Assets Available for Benefits
  Statement of Changes in Net Assets Available for Benefits
  Notes to Financial Statements

 Supplemental Schedule:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


 To the Administrative Committee
 First Cash 401(k) Profit Sharing Plan
 Arlington, Texas

 We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with United States generally accepted accounting principles.

 Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 /S/ HEIN & ASSOCIATES LLP

 Dallas, Texas
 May 20, 2005

                    FIRST CASH 401(k) PROFIT SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             DECEMBER 31,
                                                      -----------------------
                                                         2004         2003
                                                      ----------   ----------
 ASSETS:
  Investments, at fair value:
   Mutual funds                                      $ 1,534,480  $ 1,235,564
   Money market funds                                  1,289,646    1,127,517
   First Cash Financial Services, Inc. common stock    4,031,237    2,533,275
   Participant loans                                     577,352      324,358
                                                      ----------   ----------
           Total investments                           7,432,715    5,220,714

  Contributions receivable:
   Participant                                            63,894       57,324
   Employer                                               17,885       16,196
                                                      ----------   ----------
           Total contributions receivable                 81,779       73,520

  Other                                                    2,547        2,572
                                                      ----------   ----------
           Total assets                                7,517,041    5,296,806

 LIABILITIES:
  Refundable contributions                                45,499       33,207
                                                      ----------   ----------
           Net assets available for benefits         $ 7,471,542  $ 5,263,599
                                                      ==========   ==========

           See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         YEAR ENDED DECEMBER 31, 2004


 ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Investment income:
   Net appreciation in fair value of investments                  $ 1,549,677
   Interest and dividends                                              87,488
                                                                   ----------
           Net investment income                                    1,637,165

  Contributions:
   Employer                                                           249,465
   Participant, including rollovers                                   869,147
                                                                   ----------
                                                                    1,118,612
                                                                   ----------
           Total additions                                          2,755,777

 DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Benefits paid directly to participants                              494,976
  Loans paid off as part of a distribution                             39,658
  Other                                                                13,200
                                                                   ----------
           Total deductions                                           547,834
                                                                   ----------
 INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      2,207,943

 NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 5,263,599
                                                                   ----------
  End of year                                                     $ 7,471,542
                                                                   ==========

            See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2004 AND 2003


 1. DESCRIPTION OF PLAN
    -------------------
   The following description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

   General
   -------
   The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. (the "Company" or the "Employer") who have completed one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions
   -------------
   Each year, participants may contribute to the Plan an amount up to 15% of their annual compensation. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was generally $13,000 for 2004. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of the participant's annual compensation that is contributed to the Plan. In addition, a special discretionary contribution as determined by the Company may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made for 2004.

   If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

   Participant Accounts
   --------------------
   Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and Profit Sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

   Vesting
   -------
   Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company. Effective January 1, 2001, the Plan was amended and defined a year of service for vesting purposes to be a twelve consecutive month period ending on each anniversary of a participant's date of hire. A participant is 100% vested after six years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

   Investment Options
   ------------------
   Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by Frontier Trust Company, the custodian of the Plan. Participants may change the allocation of their existing funds and future contributions at any time.

   Payment of Benefits
   -------------------
   Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum or installment distribution payable in cash or property. Certain participants may be eligible to receive benefits in the form of annuity payments. There were no benefits payable to participants at December 31, 2004 and December 31, 2003.

   Participant Loans
   -----------------
   A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of the participant's vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee. A participant may have up to two loans outstanding at any one time. Participant loans are collateralized by the respective participant accounts.

   Forfeitures
   -----------
   Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. At December 31, 2004, there were approximately $56,000 of forfeited non-vested accounts. Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. In 2004, Company matching contributions were reduced by approximately $49,000 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

   Administrative Fees
   -------------------
   The Company has paid, at its discretion, the administrative expenses of the Plan. Administrative expenses incurred in 2004 were approximately $43,000.

   Tax Status
   ----------
   The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 27, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.


 2. SUMMARY OF ACCOUNTING POLICIES
    ------------------------------

   Basis of Accounting
   -------------------
   The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

   Valuation of Investments
   ------------------------
   Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

   Payment of Benefits
   -------------------
   Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid, are deducted from net assets available for benefits. Amounts allocated to withdrawing participants at December 31, 2004 were immaterial.

   Use of Estimates
   ----------------
   The preparation of financial statements in conformity with United States generally accepted accounting principles as applied to defined contribution employee benefit plans requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.


 3. INVESTMENTS
    -----------

   Investments, at fair value, consisted of the following as of December 31:

                                                        2004            2003
                                                      ---------      ---------
   Mutual Funds:
    Merrill Lynch Fundamental Growth Fund Class
      A in 2004 and Class B in 2003                  $  294,372 (a) $  267,041
    Merrill Lynch Basic Value Fund Class
      A in 2004 and Class B in 2003                     297,086        242,420
    Merrill Lynch Global Allocation Fund Class
      A in 2004 and Class B in 2003               (a)   417,714 (a)    304,775
    Merrill Lynch FD Core Bond Class
      A in 2004 and Class B in 2003                     175,611        192,075
    MFS Massachusetts Investors Trust Class B                 0         86,760
    Oppenheimer Small Cap Value Fund Class A             29,686              0
    Davis New York Venture Fund Class
      A in 2004 and Class B in 2003                     320,011        142,493
                                                      ---------      ---------
                                                      1,534,480      1,235,564

   Money Market Fund:
     Merrill Lynch Retirement Preservation Trust (a) 1,289,646 (a) 1,127,517 First Cash Financial Services, Inc.
     common stock                                (a)  4,031,237 (a)  2,533,275
   Participant loans                             (a)    577,352 (a)    324,358
                                                      ---------      ---------
                                                     $7,432,715     $5,220,714
                                                      =========      =========

   (a) Represents 5% or more of the Plan's net assets.

   During  2004,  the  Plan's investments  (including  gains  and  losses  on
   investments,  bought  and  sold,   as  well  as  held  during  the   year)
   appreciated in value by $1,549,677 as follows:

      Mutual Funds                                      $   109,289
      First Cash Financial Services, Inc. common stock    1,440,388
                                                         ----------
                                                        $ 1,549,677
                                                         ==========

 4. PLAN TERMINATION
    ----------------
   Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                    EIN:  75-2237318     Plan Number: 001

                              DECEMBER 31, 2004

 (a)         (b)                         (c)                 (d)       (e)
                              DESCRIPTION OF INVESTMENT
                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUER,         RATE OF INTEREST,
      BORROWER, LESSOR OR         COLLATERAL PAR OR                  CURRENT
      SIMILAR PARTY                 MATURITY VALUE          COST      VALUE
      --------------------   ----------------------------   ----   ----------
      Mutual Funds:
        Merrill Lynch        Fundamental Growth Fund         **    $  294,372
        Merrill Lynch        Basic Value Fund                **       297,086
        Merrill Lynch        Global Allocation Fund          **       417,714
        Merrill Lynch        FD Core Bond Portfolio          **       175,611
        Oppenheimer          Small Cap Value Fund            **        29,686
        Davis New York       Venture Fund                    **       320,011

      Money Market Fund:
        Merrill Lynch        Retirement Preservation Trust   **     1,289,646

  *   First Cash Financial
      Services, Inc.         Common stock                    **     4,031,237

  *   Loans to participants   5.5% - 9.5% interest and
                              varying maturities                      577,352
                                                                   ----------
          Total investments                                       $ 7,432,715
                                                                   ==========

 (a) This column will have an asterisk on each line which is identified as a party-in-interest to the Plan. Frontier Trust Company acted as the Plan's custodian through December 31, 2004.

 (d) This column will have two asterisks on each line to indicate historical cost information omitted as permitted for participant directed transactions under an individual account plan.


         See Independent Registered Public Accounting Firm's Report.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

                             REQUIRED INFORMATION

 ITEM 1  Not Applicable.

 ITEM 2  Not Applicable.

 ITEM 3  Not Applicable.

 ITEM 4  Financial Statements and Exhibits

    (a)  Financial Statements

        Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

    (b)  Exhibits:

        23     Consent of Independent Registered Public Accounting Firm

        32.1   Certification of Plan Administrator

                                 SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: June 28, 2005

                                 FIRST CASH 401(k) PROFIT SHARING PLAN

                                 By: /s/ Rick Wessel
                                     ------------------
                                     Plan Administrator